UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Inhibitex, Inc.

(Name of Subject Company)

Inhibitex, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Russell H. Plumb

President and Chief Executive Officer

9005 Westside Parkway

Alpharetta, GA 30009

(678) 746-1100

With copies to:

David S. Rosenthal, Esq.

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on January 17, 2012, and subsequently amended by Amendment No. 1 on January 19, 2012, and Amendment No. 2 on January 27, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Inhibitex, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by (i) Inta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and (ii) Parent, disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on January 13, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a purchase price of $26.00 per Share (the “Offer Price”), net to the seller in cash but subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

I.	Item 4 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation—Background of the Offer” is hereby amended by:

(1) Deleting the penultimate sentence of the 5th paragraph thereof and inserting in its place the following:

“At this meeting, the Board formed a Special Committee (the “Special Committee”) composed of three independent members of the Board, Michael A. Henos, Dr. M. James Barrett and A. Keith Willard with the authority to evaluate and review any proposal for a business relationship or arrangement, including a licensing agreement or acquisition transaction, received by the Company from Party A or any other person and to determine, with assistance from its legal and financial advisors, whether any proposal for a transaction was advisable and in the best interests of the Company and, if appropriate, whether a proposal was fair to and in the best interests of the Company’s stockholders, and to recommend to the full Board whether or not the Company should proceed with any such proposal.”

(2) Inserting the following immediately at the end of the 9th paragraph thereof as follows:

“Further, in April 2011, the Board, based on recommendations from management, adopted a strategic plan whereby the Company would raise capital sufficient to obtain Phase 2 data in mid-2012 to position the Company to monetize its INX-189 program, which could include a potential sale of the Company, during the second half of 2012.”

(3) Amending and restating the 10th paragraph thereof as follows:

“During the period from April 2011 to August 2011, members of the Company’s senior management held discussions with at least ten pharmaceutical and biopharmaceutical companies, including Party A, Party B and Party C, in order to discuss with such parties the status of the Company’s INX-189 development program and explore the potential for non-exclusive clinical collaborations for INX-189.”

(4) Inserting the following immediately at the end of the 17th paragraph thereof as follows:

“Commencing in mid-October, Mr. Plumb and/or Dr. Patti kept the Special Committee regularly apprised of the conversations that were had with Parent and the other pharmaceutical and biopharmaceutical companies regarding strategic transactions.”

(5) Amending and restating the 43rd paragraph thereof as follows:

“The Special Committee convened a meeting by teleconference on December 4, 2011. Representatives of Credit Suisse and Dechert attended the meeting. The Special Committee considered and discussed, and prepared a list of, a number of pharmaceutical companies that it believed would potentially be interested in acquiring the Company in the near-term given the current stage of its development programs, would be the best strategic fit for the Company, was developing an HCV program or had expressed interest in acquiring an HCV program, and had shown significant interest in a potential transaction with the Company in the recent past. Based on the business development discussions that had taken place between the Company and various pharmaceutical and biopharmaceutical companies since 2010, including discussions concerning potential licenses or business combinations, the Company’s management believed it was aware of every potential strategic acquiror that had any HCV program or any plans to develop such a program. Through that process, the Special Committee, with the assistance of management, had gained a strong basis to assess which of such potential acquirors would have an interest in an acquisition of the Company, rather than a license arrangement for INX-189, taking into account the early stage of clinical development of INX-189. The Special Committee also discussed its intention to solicit bids by early January 2012. This timeframe was selected as one that would allow potential acquirors to perform sufficient due diligence and submit proposals, while at the same time avoiding disruption of the clinical development timelines for INX-189 in the event the Board did not decide to sell the Company at the conclusion of the process. Most importantly, the Special Committee believed that a short bidding process would limit the period in which the Company would be exposed to the ongoing clinical development risks faced by the Company at this stage of development for INX-189, if the Company were ultimately to enter into a transaction. The Special Committee concluded that certain potential acquirors who were not familiar with the HCV space would require a significant amount of time to conduct diligence and would be unlikely to meet this early January deadline. The Special Committee did not include any financial acquirors on the list because it determined that, without the ability to leverage a significant revenue stream (which a clinical stage company, such as the Company, would not have), a financial acquiror would be unlikely to be able to bid competitively for the Company. After extensive discussion and taking into account the Special Committee’s assessments and input from management and Credit Suisse based upon their knowledge of the industry, the Special Committee directed Credit Suisse to solicit non-binding indications of interest to acquire the Company from Parent, Party A, Party B, Party C, Party D and Party E.”

(6) Amending and restating the 53rd paragraph thereof as follows:

“Also on December 12, 2011, Party E indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company because it had determined that it did not have sufficient resources to pursue an acquisition of the Company in the near-term, was unprepared to acquire a product of such complexity or in such an early stage of its clinical development, and was unable to submit a proposal at a price that it believed would be acceptable to the Board.”

(7) Inserting the following immediately at the end of the 55th paragraph thereof as follows:

“The Special Committee and the Board were aware that Credit Suisse received fees relating to investment banking and other financial services from Parent and its affiliates as well as certain of the other potential acquirors.”

(8) Amending and restating the 56th paragraph thereof as follows:

“On December 14, 2011, Party C indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company because it would be unable to submit a proposal to acquire the Company at a price that it believed would be acceptable to the Board, but affirmed its continued interest in pursuing an exclusive licensing arrangement with the Company. On that same day, Party D also indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company because it would be unable to submit a proposal to acquire the Company at a price that it believed would be acceptable to the Board.”

(9) Inserting the following sentence at the end of the 57th paragraph thereof:

“Party A indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company because it would be unable to submit a proposal to acquire the Company at a price that it believed would be acceptable to the Board.”

(10) Inserting the following at the end of the 66th paragraph thereof:

“The revisions made to the terms of the merger agreement by each of Parent and Party B did not include more restrictive defensive measures, but rather included terms that increased certainty of closing by narrowing the representations and warranties made by the Company and limiting the scope of the covered product provision. Additionally, Parent and Party B agreed that such party should only be able to terminate the merger agreement on the basis of a breach of the Company’s representations and warranties if such breach would have a material adverse effect on the Company at the closing, except for certain fundamental representations.”

(11) Inserting the following after the 4th sentence of the 67th paragraph thereof:

“The substantive issues discussed included the fact that Party B’s merger agreement still contained more onerous representations and warranties and more onerous deal protection provisions than did Parent’s, including with respect to the payment terms related to the termination fee, and the fact that Party B’s merger agreement contained a requirement to obtain certain consents from third parties that was not contained in Parent’s merger agreement.”

(12) Amending and restating the 3rd and 4th sentences of the 69th paragraph thereof as follows:

“Immediately thereafter, the Special Committee and the Board reconvened to discuss Parent’s proposal, including its request for an exclusivity period. The Special Committee and the Board took into account the fact that they had twice solicited “best and final” offers from each of Parent and Party B. The Special Committee then recommended, and the Board determined, that Parent’s bid was superior to Party B’s bid on both price and terms, including certainty of closing. The specific terms of the merger agreement considered included the fact that Party B’s merger agreement still contained more onerous representations and warranties and more onerous deal protection provisions than did Parent’s, including with respect to the payment terms related to the termination fee and the fact that Party B’s merger agreement contained a requirement to obtain certain consents from third parties that was not contained in Parent’s merger agreement. As a result of the determination that Parent’s bid constituted a superior proposal, the Special Committee recommended, and the Board determined, that the Company could cease negotiations with Party B and agree to enter into an exclusivity agreement with Parent that would remain in effect until 12:00 P.M., Eastern Time, on January 8, 2012.”

(13) Inserting the following sentence immediately after the 1st sentence of the 77th paragraph thereof:

“Mr. Cerrone was not present at the meeting but had been fully apprised of the status of the proposals received from each of Parent and Party B and had expressed his support for the proposed transaction with Parent.”

II.	Item 4 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation—Reasons for Recommendation—Business and Financial Condition of the Company” is hereby amended by:

(14) Inserting the following at the end thereof:

“The Board also considered the risk that if a safety concern arose in connection with the Company’s ongoing Phase 2 clinical trial for INX-189, the FDA could place the trial on clinical hold, or the trial might otherwise be terminated or delayed, which in either case could materially and adversely affect the market value of the Company’s stock. In addition, in order to continue the Phase 2 development of INX-189 on its own, the Company would face significant execution risks relating to, among other things, the need to dramatically increase the size and capabilities of the organization, as well as develop and implement a more robust Phase 2 clinical development program. To support the necessary investment for any such independent Phase 2 development strategy, the Company would have to raise a significant amount of additional equity capital, most likely at a price per share significantly lower than the $26 per share price per share to be paid in the Offer. The market price of the Company’s common stock was $9.87 immediately prior to the announcement of the Merger.”

III.	Item 4 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation—Opinion of the Company’s Financial Advisor” is hereby amended by:

(15) The first two sentences of the paragraph under the subheading “Discounted Cash Flow Analysis” are hereby amended and restated in their entirety as follows:

“Credit Suisse performed a discounted cash flow analysis of the Company utilizing the Management Case (which reflected, among other things, management’s assumptions as to the probability of successful commercialization for the Company’s product candidates of both 33% and 37% for INX-189, 41% for FV-100, 30% for the Staph vaccine and 35% for Aurexis) to calculate the estimated present value of (a) the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the fiscal years ending December 31, 2012 through 2031 and (b) the net operating loss carryforwards expected by the Company’s management to be used by the Company to reduce future federal income taxes payable by the Company. The present value (as of December 31, 2011) of the cash flows and net operating loss carryforwards was then calculated using discount rates ranging from 9% to 11%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation.”

(16) The first sentence and first bullet under the subheading “—Other Information” are hereby amended and restated in their entirety as follows:

“Other Information. Credit Suisse also noted for the Board certain illustrative reference ranges for the Company for informational purposes, including, among other things, the following:

•

implied premiums paid in 13 selected transactions involving publicly traded biotechnology companies (four of which involved HCV-related product candidates and were announced between January 1, 2005 and January 6, 2012 and nine of which involved product candidates in phase 2 proof of concept or phase 3 studies and were announced between January 1, 2008 and January 6, 2012) over the closing price of the target company’s stock as reported one trading day before announcement of the relevant transaction, which premiums ranged from approximately 16% to 465% (in the case of all such selected transactions) and approximately 45% to 90%, excluding outliers (in the case of such selected transactions with equity values of $500 million or greater), and, after applying a selected range of premiums of 45% to 90% derived from the selected transactions with equity values of $500 million or greater to the Company’s closing stock price of $9.87 per share on January 6, 2012, indicated an implied equity reference range for the Company of approximately $14.30 to $18.75 per share;”

(17) The second bullet under the subheading “Other Information” is hereby amended and restated in its entirety as follows:

•

“one-year forward stock price targets for the Company’s common stock in 12 publicly available Wall Street research analyst reports, which indicated overall low and high stock price targets for the Company ranging from $13.00 to $25.00 per share;”

(18) The fourth bullet under the subheading “Other Information” is hereby amended and restated in its entirety as follows:

•

“illustrative present values (as of December 31, 2011) of the unlevered, after-tax free cash flows and net operating loss carryforwards of the Company based on the Management Alternative Case 1 and the Management Alternative Case 2 calculated using discount rates ranging from 9% to 11%, which indicated implied equity reference ranges for the Company of approximately $7.10 to $8.95 per share and $20.40 to $24.80 per share, respectively; and”

(19) The fifth bullet under the subheading “Other Information” is hereby amended and restated in its entirety with the following new sentence and bullet:

“Credit Suisse also provided to the Board certain additional data for informational purposes, including, among other things, the following:

•

certain financial and stock market data of five selected publicly traded specialty pharmaceutical companies, Achillion Pharmaceuticals, Inc., Anadys Pharmaceuticals Inc., Idenix Pharmaceuticals, Inc., Pharmasset Inc. and Vertex Pharmaceuticals, Inc., and certain financial terms of 39 selected transactions involving biotechnology companies, eight of which involved HCV-related product candidates and were announced between January 1, 2005 and January 6, 2012 and 31 of which involved product candidates in phase 2 proof of concept or phase 3 studies and were announced between January 1, 2008 and January 6, 2012, noting that, except for Vertex Pharmaceuticals, Inc., the Company and such selected companies and target companies involved in the selected transactions generally did not have meaningful historical or near-term financial results and, therefore, financial multiples could not be derived for comparative purposes or utilized to derive reference ranges for the Company.”

IV. Item 4 of the Schedule 14D-9 under the heading “Background and Reasons for the Recommendation—Miscellaneous” is hereby amended by:

(20) The following sentences are hereby added as the new second and third sentences of the second paragraph:

“The Company has been advised that, during the two-year period prior to the date of Credit Suisse’s opinion, Parent paid Credit Suisse aggregate fees of less than $400,000 for certain financial services. The Company also has been advised that, during 2009 and 2008, Parent paid Credit Suisse aggregate fees of less than $8.5 million in connection with certain investment banking and other financial services, the majority of which were paid in connection with an underwriting in 2009 in which Credit Suisse was one of 13 underwriters.”

ITEM 8.	ADDITIONAL INFORMATION.

V. Item 8 of the Schedule 14D-9 under the heading “Additional Information — Certain Management Financial Projections” is hereby amended by:

(21) Inserting the following immediately prior to the penultimate sentence of the 1st paragraph thereof as follows:

“Based on management’s assessments as to such potential outcomes and other relevant factors, the Company’s management considered the Management Case as its best estimate as to the Company’s future financial performance.”

(22) Amending and restating the 2nd sentence in the 5th paragraph thereof as follows:

“Each of the Management Base Case, Management Alternative Case 1 and Management Alternative Case 2 reflect various assumptions of the Company’s management, including: (a) with respect to INX-189, which accounts for approximately 82%, 73% and 86% of the Management Base Case, Management Alternative Case 1 and Management Alternative Case 2, respectively, of the Company’s total revenue, (i) a 2016 product launch in the United States, the European Union and Japan, (ii) an average per year gross selling price of $40,000 in the United States at launch (with an annual 2% pricing increase thereafter) and $26,800 in the European Union and Japan (with an annual 2% pricing decrease thereafter), (iii) peak market penetration four years subsequent to product launch, (iv) patent expiration in 2029, (v) the rate of chronic infection among HCV patients remaining at 80% through 2030; (vi) approximately 13% of HCV patients being diagnosed in the United States, the European Union and Japan in 2016, with that rate increasing gradually to 20% in 2020, and (vii) nucleotide polymerase inhibitors, as a class, achieving peak penetration of 90% in 2020, (with an annual 4% decrease in total market share thereafter); (b) with respect to FV-100, which accounts for approximately 15%, 23% and 12% of the Management Base Case, Management Alternative Case 1 and Management Alternative Case 2, respectively, of the Company’s total revenue, (i) patent expiration in 2027 and (ii) a 41% probability of successful commercialization; and (c) with respect to the Staph vaccine and Aurexis, which together are expected to account for less than 3% of the Company’s total revenue, a 30% and 35% respective probability of successful commercialization.”

(23) Inserting the following after the 3rd sentence in the 5th paragraph thereof as follows:

“Management’s assumptions as to the assigned probabilities of successful marketing approval and commercialization discussed above were based upon the article on the probabilities of compounds receiving Food and Drug Administration (“FDA”) approval titled Real Option Valuation in R&D Decision-Making in Pharmaceuticals by Dr. Gunnar Pritsch, Associate Principal, McKinsey & Company and Tufts Center for the Study of Drug Development, as published in Clinical Pharmacology & Therapeutics, March 2010 (Volume 87, #3) (the “Tufts Study”). The starting assumption sourced from the Tufts Study was that anti-infective compounds that enter Phase II clinical trials have a 41% probability of FDA approval. With respect to INX-189, this 41% probability of success was discounted to a range of 33%-37% due to numerous factors, including, the safety profile of other HCV nucleotide polymerase inhibitors in clinical development, the historical failure rates of HCV nucleotide polymerase inhibitors as a class in Phase II, the relatively early stage of Phase II clinical development of INX-189, and intellectual property risks. With respect to FV-100, the 41% probability of success for FDA approval of anti-infective compounds derived from the Tufts Study was deemed an appropriate estimate for the probability of successful commercialization of FV-100.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule 14D-9 is true, complete and correct.

INHIBITEX, INC.

Dated: February 1, 2012	By:	/s/ Russell H. Plumb
	Name:	Russell H. Plumb
	Title:	Chief Executive Officer